Pivotal Investment Corporation III

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

February 8, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pivotal Investment Corporation III

Registration Statement on Form S-1

File No. 333-252063

Ladies and Gentlemen:

Pivotal Investment Corporation III (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, February 8, 2021, or as soon thereafter as practicable.

Very truly yours,

PIVOTAL INVESTMENT CORPORATION III

By:	/s/ Kevin Griffin
Name: Kevin Griffin Title: Chief Executive Officer